SECURITI 04013177 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED SEP 07 2004

SEC FILE NUMBER
8-36492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/03 AND ENDING 6/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Raymond Ave
(No. and Street)

Poughkeepsie NY 12603
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Conroy 845-485-3338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co, LLP
(Name – *if individual, state last, first, middle name*)

360 Lexington Ave New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Conroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Capital Services Inc, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO / Fin Op

Title

SUSAN G. CHARLES
Notary Public, State of New York
No. 01LA063553
Qualified in Dutchess County
My Commission Expires July 22, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

PRIME CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

June 30, 2004

CONTENTS

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Prime Capital Services, Inc.

We have audited the accompanying statement of financial condition of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman & Ciocia, Inc.) (the "Company") as of June 30, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Capital Services, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As stated in Note G, the Company's stock has been pledged by its Parent, Gilman & Ciocia, Inc., as collateral to secure a bank loan, which is currently in default. In the event that Gilman & Ciocia, Inc. continues to be in default of its bank loan, there is uncertainty as to the control of the Company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Radin Glass & Co. LLP

New York, New York
August 24, 2004

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

ASSETS

Cash	$ 443,217
Commissions receivable	3,070,920
Securities owned, at market value	1,184,907
Intangible assets (net of accumulated amortization of $ 855,963)	1,614,624
Goodwill (net of accumulated amortization of $ 603,250)	2,687,244
Receivable from Parent	876,763
Other	137,766
Total assets	$ 10,015,441

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 1,921,627
Payable to broker	156,887
Payable to Parent	802,645
Securities sold, not yet purchased, at market value	12,210
Accounts payable and other accrued liabilities	444,765
Total liabilities	$ 3,338,134
Commitments and contingencies	
Stockholder's equity	
Common stock, class A; $.01 par value; 5,000 shares authorized; 1,525 shares issued and outstanding	15
Common stock, class B; $.01 par value; 5,000 shares authorized; none issued	
Preferred stock; $.01 par value; 10,000 shares authorized; none issued	
Additional paid-in capital	7,382,710
Accumulated deficit	(705,418)
Total stockholder's equity	$6,677,307
Total liabilities and stockholder's equity	$ 10,015,441

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF OPERATIONS

Year ended June 30, 2004

Revenues	
Commissions	$ 40,800,376
Trading gains, net	1,688,055
Interest	119,821
Other	38,163
	42,646,416
Operating expenses	
Commissions	27,516,735
Overhead fee from Affiliate	12,077,377
Brokerage and licensing fees	1,540,916
Amortization	163,040
Professional fees	39,784
Other	738,863
	42,076,715
Income before provision for income taxes	$569,701
Provision for income taxes	0
NET INCOME	$569,701

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2004

	Class A common stock	Class B common stock	Preferred stock	Additional paid-in capital	Retained Earnings (Accumulated deficit)	Total stockholder's equity
Balance at July 1, 2003,	$ 15	$ -	$ -	$7,382,710	$ (1,275,120)	$ 6,107,606
Net Income	-	-	-	-	569,701	569,701
Balance, June 30, 2004	$ 15	$ -	$ -	$7,382,710	$ (705,418)	$ 6,677,307

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF CASH FLOWS

Year ended June 30, 2004

Cash flows from operating activities	
Net Income	$ 569,701
Adjustments to reconcile net loss to net cash used in operating activities	
Amortization	163,040
(Increase) decrease in operating assets	
Commissions receivable	(130,740)
Securities owned at market value	(218,584)
Receivable from Clearing	45,473
Receivable from Affiliate	(876,763)
Other	176,929
Increase (decrease) in operating liabilities	
Commissions payable	222,717
Payable to broker	(127,406)
Payable to Parent	223,055
Securities sold, not yet purchased	(62,490)
Account payable and other accrued liabilities	258,625
Notes Payable	(177,166)
Net cash used in operating activities	66,391
Cash flows from Investing Activities	0
Cash flows from financing activities	0
NET INCREASE IN CASH	$ 66,391
Cash at beginning of year	$ 376,825
Cash at end of year	$ 443,216
Supplemental disclosure of cash information:	
Cash paid during the year for	
Interest	26,200
Income taxes	0

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

NOTE A - ORGANIZATION AND BUSINESS

Prime Capital Services, Inc. ("Prime" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Gilman & Ciocia, Inc. ("Gilman"), a publicly owned Delaware corporation. The Company, in addition to conducting proprietary and principal transactions for both over the counter and fixed income securities, is principally engaged in a retail business focusing on financial planning referrals from Gilman to generate commission revenue through the sale of securities and insurance products, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary and principal transactions of both over-the-counter and fixed income securities are reflected on a trade date basis, with any realized gains or losses reflected on the statement of operations. Customer securities transactions are recorded on a settlement-date basis with commission income and expense recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased are stated at quoted market values and the resulting unrealized gains and losses are reflected in the statement of operations.

Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Marketable Securities

The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments on Debt and Equity Securities" ("SFAS 115"). The Company's short-term investments consist of trading securities and are stated at quoted market values, with unrealized gains and losses reported as investment income in earnings. Realized gains, realized losses and declines in value judges to be other-then-temporary, are included in other income (expense). All gains and losses are calculated on the bases of specific-identification method. Interest earned in included in earnings.

Commission Income

The Company records commission income on mutual funds, insurance products and other agency trades on a trade-date basis.

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2004

NOTE B (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated Federal income tax return and a combined return for state and local purposes with Gilman. In July 2002, the Company entered into a tax sharing agreement with Gilman whereby the Company computes a separate federal, state and local income tax liability/benefit which is reflected as an intercompany receivable /payable to Gilman to the extent that there is a consolidated income tax liability /benefit.

Impairment of Intangible Assets

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows. The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The measurement of fair value in lieu of a public market for such assets or a willing unrelated buyer relies on management's reasonable estimate of what a willing buyer would pay for such assets. Management's estimate is based on its knowledge of the industry, what similar assets have been valued in sales transactions, current market conditions and independent valuations. The Company adopted SFAS No. 142 in July 2001, which requires that goodwill and intangible assets with indefinite lives will no longer be amortized but will be subject to impairment review. Long-lived tangible assets and intangible assets with definite lives will be subject to impairment under SFAS No. 144.

Identified finite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Amortization of finite-lived intangible assets is calculated on a straight-line basis over 15-20 years.

NOTE C - INTANGIBLE ASSETS

At June 30, 2004, the Company had intangible assets valued at $2,471,000, in connection with the acquisition of the Company by Gilman which was accounted for under the purchase method. Intangible assets consist of the Broker-Dealer Registration and the Independent Contractor Agreements of the Company in the amounts of approximately $ 100,000 and $2,371,000, respectively. The related accumulated amortization of the Company's intangible assets at June 30, 2004 amounted to approximately $25,605 and $830,358 for the Broker-Dealer Registration and the Independent Contractor Agreements, respectively.

Amortization expense for the fiscal year ended June 30, 2004 amounted to $ 163,040.

As of June 30, 2004, the remaining amount of the Company's goodwill, net of amortization recorded prior to June 30, 2002, was approximately $ 2,700,000.

NOTE D - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE E - RELATED-PARTY TRANSACTIONS

NOTE E (continued)

The Company entered into a contract with its parent, Gilman & Ciocia, Inc (Gilman) to provide overhead services, such as administrative expenses. The overhead fee expense is calculated as a fixed percentage of the Gilman's administrative expenses. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. The overhead fee for the year ended June 30, 2004 was approximately $12,100,000.

The Company records commission revenue for sales made by registered representatives that are also employees of Gilman. As of June 30, 2004, approximately $12,600,000 of commission expense and approximately $ 1,260,000 of commissions payable were reflected for these transactions in "Commissions" and "Payable to parent" in the statements of operation and financial condition, respectively.

The Company receives payment for account supervision for its Registered Investment Advisor affiliate, Asset & Financial Planning, Ltd. (AFP) and pays 100% of this fee to this affiliate. For the year ended June 30, 2004 the amount received by the Company and paid to AFP totaled approximately $893,000, which is presented net in the statement of operations.

NOTE F - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2004, the Company had net capital of $ 348,629, which exceeded its requirement of $ 221,839 by $ 126,790. At June 30, 2004, the Company's ratio of aggregate indebtness to net capital was 9.5 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which required, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. In addition, under the Prime Capital Services, Inc Registered Representatives contract, each registered representative has indemnified the Company for these claims. The Company as accrued approximately $180,000 for these matters. A majority of these claims are covered by the

Company's errors and omissions insurance policy. Management believes that the outcomes will have no material effect on the Company's financial statements.

The Company has become aware that Gilman is the subject of a formal investigation by the SEC. The Company has been advised that the Staff of the SEC has taken the position that its Parent Company has not timely filed all required financial statements because the Parent Company's Form 10KA for Fiscal 2003 filed in February 2004 included un-audited financial statement for fiscal years 2002 and 2001. This was due to the refusal of Grant Thornton, the Company's prior auditor, to consent to the inclusion in the Form 10KA for Fiscal 2003 of their 2002 audit report with respect to the 2002 financial statements, as restated. In addition, Arthur Andersen, the Parent Company's auditors for 2001, is no longer certified to consent to changes in its 2001 audit report. As a result of the Staff's position, until the Company has been current in filing all reports for 12 months, the Company is ineligible to use Forms S-2 and S-3 registration statements to register securities and until such audited financial statements are filed, other registration statements will not be declared effective and the Company will be unable to effect private placement of it securities under Rules 505 and 506 of Regulation D except for placements exclusively to accredited investors.

Gilman has pledged the capital stock of the Company to a national bank (the "Bank") to secure indebtedness incurred by Gilman under a credit facility (the "Facility") provided by the Bank. Gilman has paid its scheduled debt service but has failed to maintain the ratios of (1) EBITDA to the sum of interest expense and the current portion of long-term debt of at least 2.0, and (2) senior funded debt to

EBITDA of less than 0.75, in each case required by the Facility, and has changed its control without the Bank's consent. As a result, the Bank has sent to Gilman a notice of default and demand for payment of all indebtedness owed by Gilman under the Facility. However, by Forbearance agreement dated November 21, 2002 and amendments to the Forbearance agreement dated June 18, 2003 and May 10, 2004, which extended the original terms of the agreement and the payment due dates, the Bank has agreed not to enforce its rights for accelerated payment.

The Company was informed by the NASD in their Notice to Members 03-47 that it must take prompt and immediate action to provide refunds to customers of the Company who did not receive the proper mutual fund breakpoint commission discounts. Previously, In January 2003, the Company became part of an industry wide test group for the SEC in evaluating brokers overcharging customers on mutual fund breakpoint concessions. The SEC reported to the Company in its letter dated February 27, 2003, that out of approximately 50,000 transactions selected, the Company overcharged customers in twenty cases. Later, in March 2003, the NASD required all member firms to conduct a self-assessment. The Company completed the self-assessment in April 2003 and communicated its results to the NASD. The Company provided refunds to all customers under the regulations set for by the NASD during the Fourth Quarter of 2004.

Additionally, the NASD has conducted routine examinations in 2003 and 2002. Both of which have not been officially concluded.

NOTE H - INCOME TAXES

At June 30, 2004, the Company does not have a separate Federal income tax liability as the consolidated group of Gilman does not have any Federal tax liability.

The Company has recorded $20,000 of its allocable share of state and local capital tax liability for the combined group of Gilman which is reflected in the statement of operations.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK.

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform either the customer or the counter parties, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

SUPPLEMENTARY INFORMATION

Prime Capital Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I

June 30, 2004

Net capital	
Stockholder's equity qualified for net capital	$ 6,677,307
Deductions and/or charges	
Nonallowable assets	
Commissions receivable, net	860,547
Goodwill and other intangibles, net	4,301,868
Cash Deposit	6,752
Other	1,014,531
Excess Fidelity Bond Deductible	23,338
Net capital before haircuts on securities positions	470,269
Haircuts on securities	
Debt securities and others	99,849
Undue concentration	23,791
Net capital	348,629
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $3,325,924 or $100,000	$ 221,839
Excess net capital	$ 126,790
Ratio of aggregate indebtedness to net capital	9.5 to 1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Radin, Glass & Co., LLP
Certified Public Accountants
360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

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INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman & Ciocia, Inc.) (the "Company"), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at June 30, 2004, to meet the SEC's objectives. We noted the following matters involving the practices and procedures required under Rule 17a-5(g). These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2004. The Company's practices and procedures in connection with financial reporting and FOCUS preparation were inadequate due to insufficient levels of review and supervision with regard to the accuracy of books and records and proper application of accounting principles generally accepted in the United States of America. Management is considering certain steps to address these matters including hiring an additional financial and operations principal and increased involvement in the review process by the current chief executive officer and chief operating officer.

This report is intended solely for the information and use of the Board of Directors, Stockholder and Management of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
August 24, 2004

1(B) Mr. Dennis Conroy, Chief Financial Officer
Prime Capital Services, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

1(B) Securities and Exchange Commission
The Woolworth Building
233 Broadway, 16th Floor
New York, N.Y. 10279-1803

2(B) Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

1(B) National Association of Securities Dealers Regulation Inc.
Member Regulation Programs/Systems Support
Attn: Sherry Lawrence
9509 Key West Avenue, 3rd Floor
Rockville, Maryland 20850

1(B) National Association of Securities Dealers, Inc.
260 Franklin Street, Suite 1600
Boston, MA 02110

1(B) State of Alabama
Securities Commission
770 Washington Avenue
Suite 570
Montgomery, AL 36104

1(B) State of Arizona
Securities Division
Corporation Commission
1300 West Washington Street, 3rd Floor
Phoenix, AZ 85007

1(B) State of California
Department of Corporation
1515 K Street, Suite 200
Sacramento, CA 95814

1(B) State of Connecticut
Department of Banking
260 Constitution Plaza
Hartford, CT 06103

1(B) State of Florida
Department of Banking & Finance
Division of Securities
101 East Gaines Street
Tallahassee, FL 32399-0350

1(B) State of Indiana
Securities Division
302 West Washington Street
Room E-111
Indianapolis, IN 46204

1(B) State of Iowa
Securities Bureau
340 East Maple Street
Des Moines, IA 50319-0065

1(B) State of Kentucky
Kentucky Securities Commission
1025 Capital Center Drive, Suite 200
Frankfort, KY 40601

1(B) State of Louisiana
Securities Division of the Office of
Financial Institutions
8660 United Plaza Boulevard, 2nd Floor
Baton Rouge, LA 70809

1(B) State of New Hampshire
Bureau of Securities Regulation
State House
107 North Main Street, Room 204
Concord, NH 03301-4989

1(B) State of New Jersey
Bureau of Securities
Gibraltar Building
153 Halsey Street, 6th Floor
Newark, NJ 07102

1(B) State of New Mexico
New Mexico Securities Division
725 St. Michael's Drive
Santa Fe, NM 87505-7605

1(B) State of North Dakota
North Dakota Securities Commission
State Capitol Building
600 East Boulevard Avenue, 5th Floor
Bismarck, ND 58505

1(B) State of Oklahoma
Oklahoma Department of Securities
First National Center
120 North Robinson, Suite 860
Oklahoma City, OK 73102

1(B) State of Rhode Island
Department of Business Regulation
233 Richmond Street, Suite 232
Providence, RI 02903-4232